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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 5)




                                VICOR CORPORATION
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                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   925815 10 2
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                                 (CUSIP Number)



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CUSIP No. 925815 10 2                  13G                    Page 2 of 6 Pages
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1.        NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Patrizio Vinciarelli
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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                     (b)  [ ]
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3.        SEC USE ONLY

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4.        CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
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         NUMBER OF          5.       SOLE VOTING POWER   20,980,636
          SHARES            ----------------------------------------------------
       BENEFICIALLY         6.       SHARED VOTING POWER   0
         OWNED BY           ----------------------------------------------------
           EACH             7.       SOLE DISPOSITIVE POWER   20,980,636
         REPORTING          ----------------------------------------------------
        PERSON WITH         8.       SHARED DISPOSITIVE POWER   0
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9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

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10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                     [ ]


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11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               49.8%
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12.       TYPE OF REPORTING PERSON
               IN

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CUSIP No. 925815 10 2                  13G                    Page 3 of 6 Pages
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ITEM 1(a).     NAME OF ISSUER:
               --------------

               Vicor Corporation

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               -----------------------------------------------

               23 Frontage Road, Andover, MA  01810

ITEM 2(a).     NAME OF PERSON FILING:
               ---------------------

               Patrizio Vinciarelli

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
               -----------------------------------------------------------

               Vicor Corporation, 23 Frontage Road, Andover, MA  01810

ITEM 2(c).     CITIZENSHIP:
               -----------

               United States

ITEM 2(d)      TITLE OF CLASS OF SECURITIES:
               ----------------------------

               Common Stock, par value $.01 per share

ITEM 2(e)      CUSIP NUMBER:
               ------------

               925815 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable




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CUSIP No. 925815 10 2                  13G                    Page 4 of 6 Pages
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ITEM 4.        OWNERSHIP.
               ---------

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1
(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.


     (a)  Amount beneficially owned: 20,980,636

                    (this amount includes 4,744 shares which the Reporting Person has the right to acquire upon the exercise of stock options)

     (b)  Percent of class:

                    49.8%

     (c)  Number of shares as to which such person has:

          (i)       Sole power to vote or to direct the vote: 20,980,636

                    As of December 31, 1996, Mr. Vinciarelli was the beneficial owner of 9,956,988 shares of Vicor Corporation Common Stock. Additionally, he owned 11,023,648 shares of Vicor Corporation Class B Common Stock which may be converted at any time into 11,023,648 shares of Common Stock.

          (ii)      Shared power to vote or to direct the vote: 0

          (iii)     Sole power to dispose or to direct the disposition of:
                    20,980,636

          (iv)      Shared power to dispose or to direct the disposition of: 0

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
               --------------------------------------------

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
               ---------------------------------------------------------------

               Not applicable.




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CUSIP No. 925815 10 2                  13G                    Page 5 of 6 Pages
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ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
               ---------------------------------------------------------
               ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               --------------------------------------------------------------
               COMPANY.
               -------

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
               ---------------------------------------------------------

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.
               ------------------------------

               Not applicable.

ITEM 10.       CERTIFICATION.
               -------------

               Not applicable.



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CUSIP No. 925815 10 2                  13G                    Page 6 of 6 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  July 18, 1997                     /s/ Patrizio Vinciarelli
                                   -------------------------------------------
                                   Name:  Patrizio Vinciarelli